Exhibit 99.1

Sapiens ALIS Policy Administration System Wins Aite
Group Vendor Award

ALIS recognized in “Outstanding Preparation for Future Data Intake” category based on its IoT, wearable and electronic medical record capabilities

Holon, Israel – August 23, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that its Sapiens ALIS policy administration software suite won Aite Group’s vendor award for “Outstanding Preparation for Future Data Intake.”

The independent research and advisory firm’s recent “Life Insurance Policy Administration Systems: A Business View” report noted Sapiens’ assets, including its many years of experience, intellectual property, vast functional coverage and many customers, who also bring their expertise to the table. The report also recognized Sapiens ALIS for helping insurers overcome the cost, maintenance and efficiency challenge – which was named a “top five challenge” for insurers – as well as the suite’s innovative data capabilities.

Samantha Chow, a senior analyst with Aite Group and author of the report, wrote, “Sapiens recognizes that data and analytics is table stakes for an insurance company, but it isn’t enough to be able to pull the data from multiple places and cleanse it to remove any duplicate entries. IoT, wearables, and electronic medical records are all on its list of capabilities.”

Chow also noted, “With each passing day, the cost to maintain the systems increases, the resources with the needed skill sets are lost, and the flexibility to be innovative in today’s market becomes nonexistent. It is more than this, however – it is also about a company’s need to be operationally efficient.”

Sapiens was cited as one of three notable vendors, among the 40 evaluated, who “have worked diligently on the front end of the policy process when it comes to new business and underwriting. They have created automated processes to support straight-through processing and have eliminated human interaction that can hinder the new policy process. This can be a differentiator in the marketplace.”

Chow included recognition for Sapiens’ Cloud capabilities in the report, saying, “Sapiens had experience in the cloud long before it was called the cloud—hosting a zero-footprint model and remote server access. It is well-positioned with its experience in this type of deployment to set the carriers’ minds at ease and help to penetrate the market.”

“We are pleased to have our Sapiens ALIS solution recognized by Aite Group with this award, especially given the large number of solutions that were evaluated and ranked,” said Alex Zukerman, the vice president of product marketing and strategy at Sapiens’ life, pension and retirement division. “It is gratifying to be recognized for the role we play in helping life, pension and annuity carriers modernize their operations with greater efficiencies, effective use of data and improved cost controls.”

The Aite Group’s report was based on over 30 qualitative interviews with life insurance IT executives and vendors currently offering life insurance policy administration solutions, as well as secondary research of more than 40 solutions.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com